SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005.

or

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from   to  .

Commission file number: 0-21292 (Merchants and Manufacturers Bancorporation, Inc.)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Manufacturers Bancorporation 401(k) Salary Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Merchants and Manufacturers Bancorporation, Inc.
5445 South Westridge Drive
New Berlin, WI 53151

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements Statements of Net Assets Available for Benefits Statement of Changes in Net Assets Available for Benefits Notes to Financial Statements	2 3 4-7
Supplemental Schedules Schedule H, Line 4a - Schedule of Delinquent Participant Contributions Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8 9

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Madison, Wisconsin
August 17, 2006

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets

Investments, at fair value
Common stock	$5,052,614	$3,966,331
Registered investment companies	-	4,974,033
General account	3,207,197	-
Pooled separate accounts	11,800,176	-
Collective trust fund	-	1,954,014
Participant loans	303,647	219,062
Total investments	20,363,634	11,113,440

Total assets	20,363,634	11,113,440

Liabilities	-	-

Net assets available for benefits	$20,363,634	$11,113,440

See Notes to Financial Statements.

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income (loss):
Net appreciation in fair value of general account	$70,109
Net appreciation in fair value of pooled separate accounts	1,182,049
Net appreciation in fair value common stock	480,718
Net loss in fair value of registered investment companies	(78,210)
Interest and dividends	47,106

Total investment gain	1,701,772

Contributions:
Employer	1,066,884
Participant	1,431,378
Participant rollovers	142,264
2,640,526

Total additions	4,342,298

Deductions
Benefits paid to participants	1,893,679
Administrative expenses	10,506
Total deductions	1,904,185

Net increase	2,438,113

Merger of plan assets (Note 7)	6,812,081

Net assets available for benefits:
Beginning of year	11,113,440

End of year	$20,363,634

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of the Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Merchants & Manufacturers Bancorporation, Inc. and its subsidiaries (the Company) who have at least one month of service and are age 18 or older, effective April 1, 2005. Prior to April 1, 2005 employees needed at least one year of service and must have been age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Prior to April 1, 2005, participants could contribute up to 50 percent of pretax annual compensation as defined in the Plan. Effective April 1, 2005, each year, participants may contribute the maximum percentage allowed of pretax annual compensation as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100 percent of the first 1 percent of participant contributions. Additional amounts may be contributed at the option of the Company’s Board of Directors. A discretionary profit sharing contribution of 3 percent of participant compensation was approved by the Board of Directors for the plan year ended 2005. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Prior to April 1, 2005, participants were immediately vested in their voluntary contributions, Company contributions and actual earnings thereon. Effective April 1, 2005 participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after one year of credited service.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less, for a maximum of 35 years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement or termination, a participant may elect to receive an amount equal to the participant’s account balance as a lump-sum distribution or installment payments, or roll it over into another qualified retirement plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Shares held in the collective trust fund are reported at fair value based on unit prices quoted by the fund, representing the fair value of the underlying investments. Investments in registered investment companies and common stock are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year-end. Investments in insurance company pooled separate accounts and a general account are reported at the value reported to the Plan by the insurance company, which approximates fair value. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits are recorded when paid.

Note 3. Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2005	2004
Investments at fair value as determined
by quoted market price:
Merchants & Manufacturers Bancorporation
Common stock	$5,052,614	$3,966,331
John Hancock Core Equity Fund	-	1,020,038
Gabelli Asset fund	-	1,414,577
Oppenheimer Quest Balanced Value Fund	-	730,846
John Hancock Small Cap Equity Fund	-	602,869
Investments at fair value as quoted by
the Fund's sponsor:
Collective trust fund:
John Hancock Stable Value Trust	-	1,954,014
Investments at fair value based on prices quoted
by the insurance company:
Pooled separate accounts:
Oppenheimer Developing Markets Fund	1,061,795	-
Oppenheimer Small & Mid Cap Value Fund	1,222,633	-
General accounts:
Fixed Account Fund	3,207,197	-

Note 4. Related-Party Transactions

The Plan invests in common stock of the Company which constitutes a party-in-interest transaction. The Plan also invests in certain investment funds managed by Hartford Life. Hartford Life is the custodian as defined by the Plan, and therefore, transactions with Hartford Life qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to approximately $9,800 in 2005.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Income Tax Status

The Plan has filed for a determination letter from the Internal Revenue Service regarding the Plan’s qualification under Section 401(a) and the related trust’s tax-exempt status under the provisions of Section 501(a) of the Code. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator will make any changes deemed necessary to ensure that the Plan is granted tax-exempt status.

Note 7. Asset Transfer and Plan Changes

Effective January 1, 2005, the Plan was amended to allow the merger of assets and liabilities from five other plans belonging to affiliate companies of the Sponsor. Assets of approximately $6,812,000 were transferred into the Plan during the first quarter of 2006.

Effective March 1, 2005, the Plan appointed Investors Bank & Trust Company as trustee pursuant to the trust agreement contained with the Plan. In addition, effective March 1, 2005, the Plan changed record keepers from Bisys to Hartford Life.

Note 8. Prohibited Transaction

During the 2005 plan year, the plan sponsor inadvertently failed to deposit approximately $53,200 of participant deferrals within the required time frame as stated by the United States Department of Labor. The United States Department of Labor considers the late deposits to be a prohibited transaction. The plan sponsor will file Form 5330 and pay the applicable excise tax. The excise tax payment will be made from the plan sponsor assets and not from the assets of the Plan.

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2005

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction	Cost of Asset	Fair Value of Asset	Net Gain or Loss on Transaction

	Plan Sponsor	Delinquent 2005 contributions	$53,168	$ 53,168	n/a

Participant contributions were remitted untimely during the year ended December 31, 2005. Lost earnings were remitted in 2005 and Form 5330 will be filed with the applicable excise taxes in 2006.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issuer	Description	Current Value

Common stock:	Common stock:
* Merchants & Manufacturers Bancorporation	* Merchants & Manufacturers Bancorporation	$5,052,614

General account:	General account:
Fixed Account Fund	Fixed Account Fund	3,207,197

Pooled separate accounts:	Pooled separate accounts:
* The Hartford	Hartford Total Return Bond Fund	348,571
* The Hartford	Hartford Growth Fund	188,014
Federated Investors	Federated Kaufmann Fund	324,299
Oppenheimer Funds	Oppenheimer Developing Markets Fund	1,061,795
Oppenheimer Funds	Oppenheimer Small & Mid Cap Value Fund	1,222,633
Deutsche Bank Global Fund Services	Scudder RREEF Real Estate Fund	262,828
* The Hartford	Hartford Aggressive Growth Allocation Fund	533,375
The American Funds Group	Growth Fund of America	591,673
State Street Mutual Funds	MFS International New Discovery Fund	465,475
Hotchkis and Wiley	Hotchkis Wiley Large Cap Value Fund	867,596
Pioneer Dailey Fund	Pioneer Mid Cap Value Fund	1,005,691
* The Hartford	Hartford Balanced Allocation Fund	786,758
* The Hartford	Hartford Conservative Allocation Fund	195,769
* The Hartford	Hartford Growth Allocation Fund	398,039
* The Hartford	Hartford Income Allocation Fund	71,998
The American Funds Group	Capital Income Builder Fund	953,268
* The Hartford	Hartford Capital Appreciation Fund	814,989
The American Funds Group	The Income Fund of America	352,820
Franklin Templeton	Templeton Growth Fund	373,685
Oppenheimer Funds	Oppenheimer International Bond Fund	753,065
Franklin Templeton	Franklin Income Fund	227,835
		11,800,176
* Participants	Participant loans, with rates ranging from 4% to 9.5%, maturing through 2013	303,647

* Indicates a party-in-interest as defined by ERISA.		$20,363,634

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCHANTS AND MANUFACTURERS BANCORPORATION 401(k) SALARY SAVINGS PLAN

BY /s/ James F. Bomberg
James F. Bomberg, Trustee

October 12, 2006